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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Global Equity Sales LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue, Suite 602
(No. and Street)

New York	N.Y.	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	N.Y.	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

EB

OATH OR AFFIRMATION

I, Howard Berkenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Global Equity Sales LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT ILARIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IL6134434
Qualified in Westchester County
My Commission Expires 10-03-2021

Notary Public

Signature

Manager / CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(e)(3)
And Report of Independent Registered Public
Accounting Firm

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of UOB Global Equity Sales LLC as of December 31, 2019 and 2018, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UOB Global Equity Sales LLC's management. Our responsibility is to express an opinion on UOB Global Equity Sales LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to UOB Global Equity Sales LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.



CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of UOB Global Equity Sales LLC's financial statements. The supplemental information is the responsibility of UOB Global Equity Sales LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as UOB Global Equity Sales LLC's auditor since 2011.
White Plains, New York
February 13, 2020

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
Cash	$ 236,375	$ 340,069
Receivables from customer	70,729	73,183
Prepaid expenses	796	1,274
Total Assets	$ 307,900	$ 414,526
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 21,100	$ 20,900
Due to Parent	22,715	22,048
Total Liabilities	43,815	42,948
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY	264,085	371,578
Total Liabilities and Member's Equity	$ 307,900	$ 414,526

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES		
Management fees	$ 221,639	$ 250,334
Incentive fees	9,854	20,684
Interest income	496	717
Total Revenues	231,989	271,735
EXPENSES		
Payroll and benefits	238,581	359,120
Meals and entertainment	-	4,500
Travel	-	4,500
Rent	18,000	18,000
Professional fees	45,922	45,900
Compliance fees	17,500	15,000
Administration fees	12,000	12,000
Licenses and fees	5,099	4,557
Other	2,380	-
Total Expenses	339,482	463,577
Net Loss	$ (107,493)	$ (191,842)

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Member's Equity - January 1	$ 371,578	$ 563,420
Net loss	(107,493)	(191,842)
Member's Equity - December 31	$ 264,085	$ 371,578

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (107,493)	$ (191,842)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	478	171
Receivables from customer	2,454	123,135
Accrued expenses	200	(250)
Due to Parent	667	(14,838)
Net Cash Used In Operating Activities	(103,694)	(83,624)
Cash - Beginning of Year	340,069	423,693
Cash - End of Year	$ 236,375	$ 340,069

See accompanying notes to financial statements.

1. ORGANIZATION

UOB Global Equity Sales LLC (the "Company") was established as a limited liability company ("LLC") in the state of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent").

The Company's activities have been limited to acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's principal business office is located in New York City.

Since the Company is an LLC, the member is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Revenue Recognition

Effective January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers and all related amendments. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption, which resulted in no adjustment as of January 1, 2018. Significant judgement is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenues when there is evidence of an arrangement, performance obligation is identified, the fee revenue is determined and performance obligation has been satisfied.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts Receivable (cont'd)

Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that a valuation allowance was not required at December 31, 2019 and 2018.

Income Taxes

As a single-member LLC, the Company is considered a disregarded entity for Federal, New York State and New York City income tax purposes. No provision for the New York City Unincorporated Business Tax has been made for the years ended December 31, 2019 and 2018.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is subject to examinations by taxing authorities.

New Accounting Pronouncement

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases. The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

New Accounting Pronouncement (cont'd)

The recognition, measurement and presentation of expenses and cash flows arising from a lease have not significantly changed from previous U.S. GAAP requirements. The Company has evaluated the impact of ASC 842 on the Company's financial statements and determined there was no impact.

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 13, 2020, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. MANAGEMENT AND INCENTIVE FEES

Management and incentive fees are calculated by the investment managers according to the advisory agreement it has with each investor. Management fees are calculated based upon an agreed-upon rate and the value of the assets under management. Incentive fees are calculated at an agreed-upon rate and are dependent on the performance of the investment under management. The Company receives a portion of the management and/or incentive fees for its activities as a placement agent according to its agreement(s) with the investment managers. Generally, such fees are earned and collected quarterly in arrears.

4. RELATED PARTIES

Pursuant to a cost sharing agreement (the "Agreement") between the Parent and the Company, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company. In addition, pursuant to the Agreement, the Parent acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Company. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Parent. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Parent are based on the estimated amount of time spent by employees on behalf of the Company and the Parent.

4. RELATED PARTIES (cont'd)

In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Parent. Total Allocated Costs charged to the Company by the Parent in 2019 and 2018 are included in the accompanying statements of operations and amounted to $238,581 and $359,120 in 2019 and 2018, respectively.

The amount due to the Parent is $22,715 and $22,048 as of December 31, 2019 and 2018, respectively.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2019 and 2018, the Company's regulatory net capital was $192,560 and $297,121, respectively, which exceeded the Company's minimum net capital requirement of $5,000 for both years. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .228 to 1.

6. CONCENTRATION OF CREDIT RISK

The Company places its cash and cash equivalents, which may at times be in excess of Federal Deposit Insurance Corporation limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. Accounts receivable are from investment advisors for which the Company reviews their backgrounds and credit history before entering into agreements. Allowances for possible losses are based on factors surrounding the credit risk of the investment advisor, historical trends and other information. At December 31, 2019 and 2018, one customer accounted for 90% and 100% of the Company's accounts receivable, respectively. The Company's receivables represent amounts due from the customer. These receivables are primarily paid to the Company in the month following the quarter in which the amounts are earned.

SUPPLEMENTAL INFORMATION

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019 AND 2018

	2019	2018
NET CAPITAL		
Member's equity	$ 264,085	$ 371,578
Non-allowable assets	(71,526)	(74,457)
Tentative net capital	192,559	297,121
Net Capital per Rule 15c3-1	$ 192,559	$ 297,121
Computation of Basic Net Capital Requirements		
Minimum net capital requirement - greater of 6 2/3% of aggregate indebtedness or $5,000	$ 5,000	$ 5,000
Excess Net Capital	$ 187,559	$ 292,121
Aggregate Indebtedness		
Accrued expenses and due to parent	$ 43,815	$ 42,948
Ratio of Aggregate Indebtedness to Net Capital	0.228 to 1	0.145 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II A filing as of December 31, 2019, as filed on January 28, 2020

See report of independent registered public accounting firm.



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UOB Global Equity Sales LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Global Equity Sales LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) UOB Global Equity Sales LLC stated that UOB Global Equity Sales LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Global Equity Sales LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Global Equity Sales LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

White Plains, New York
February 13, 2020

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



UOB Global Equity Sales LLC (A Member of the United Overseas Bank Group)
592 FIFTH AVENUE, NEW YORK, N.Y. 10036, USA Phone (212) 398-6633 Fax (212) 398-4030

Exemption Report

UOB Global Equity Sales LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) through calendar year ending December 31, 2019 without exception.

UOB Global Equity Sales LLC

I, Howard Berkenfeld, swear (or affirm) to my best knowledge and belief, this Exemption report is true and correct.



By: Howard Berkenfeld
Title: Chief Compliance Officer